Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

July 11, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:	Russell Mancuso Sally Brammell Kristin Lochhead Gary Todd

Re:	Control4 Corporation Registration Statement on Form S-1 File No. 333-189736

Ladies and Gentlemen:

We are submitting this letter on behalf of Control4 Corporation (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-189736) (the “Registration Statement”).

The purpose of this letter is to provide the Staff with the proposed disclosure regarding certain preliminary financial results of the Company for the three months ended June 30, 2013.  Such disclosure will be inserted in an amendment to the Registration Statement at the end of the “Prospectus Summary” after the section titled “Consolidated Balance Sheet Data,” which appears on page 12 of the Registration Statement filed with the Commission on July 1, 2013. The text of such disclosure is attached hereto as Exhibit A.

* * * * *

Securities and Exchange Commission

July 11, 2013

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3139.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Richard A. Kline
Richard A. Kline

cc:

Martin Plaehn, Control4 Corporation

Dan Strong, Control4 Corporation

William J. Schnoor, Goodwin Procter LLP

Michael J. Minahan, Goodwin Procter LLP

Eric C. Jensen, Cooley LLP

Andrew S. Williamson, Cooley LLP

Exhibit A

Recent Developments

The estimated ranges of our financial results and operating metrics below as of and for the three months ended June 30, 2013 are preliminary, based upon our estimates and are subject to completion of financial and operating closing procedures. This data has been prepared by and is the responsibility of our management.  We have begun our normal quarterly closing and review procedures for the three months ended June 30, 2013; however, given the timing of these estimates, there can be no assurance that final results as of and for the three months ended June 30, 2013 will not differ from our estimated results, including as a result of the quarter-end closing procedures or review adjustments.  The summary information below is not a comprehensive statement of our financial results or operating metrics for this period and our actual results and metrics may differ materially from the estimated ranges due to the completion of our financial and operating closing procedures and/or adjustments and other developments that may arise before the results for this period are finalized.  These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP that have been reviewed by our auditors.  In addition, these estimates as of and for the three months ended June 30, 2013, are not necessarily indicative of the results to be achieved for the remainder of 2013 or any future period.  This information should be read in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus.

The following are preliminary estimates for the three months ended June 30, 2013:

	As of or for the Three Months Ended June 30, 2013
	(Dollars in thousands)
GAAP Disclosure:
Revenue	$32,000	—	$32,500
Gross margin	$15,900	—	$16,600
Gross margin as a percentage of revenue	49.7%	—	51.1%
Operating income	$800	—	$1,800
Cash and cash equivalents		$18,100
Other Non-GAAP Financial Data:(1)
Adjusted gross margin
Gross margin	$15,900	—	$16,600
Stock-based compensation expense included in cost of revenue	20	—	20
Cost of revenue — inventory purchase commitment	(200)	—	(200)
Adjusted gross margin	$15,720	—	$16,420
Adjusted gross margin percentage	49.1%	—	50.5%
Adjusted operating income		—
Operating income	$800	—	$1,800
Stock-based compensation expense	850	—	850
Cost of revenue — inventory purchase commitment	(200)	—	(200)
Adjusted operating income	$1,450	—	$2,450

(1)              See “—Reconciliation of Non-GAAP Financial Data” above for statements disclosing the reasons why our management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding our financial condition and results of operations and the additional purposes for which our management uses the non-GAAP financial measures.

We estimate total revenue to be in a range from $32.0 million to $32.5 million for the three months ended June 30, 2013, compared to $27.6 million for the three months ended June 30, 2012. We estimate our Core revenue will be in a range from $31.5 million to $31.9 million for the three months ended June 30, 2013. The estimated increase in total revenue is in the range of $4.4 million to $4.9 million, or 16% to 18%, compared to revenue for the three months ended June 30, 2012. The increase was primarily due to the net increase in the number of direct dealers selling our products and an increase in sales from existing dealers in both North America and internationally.

We estimate gross margin to be in a range from $15.9 million to $16.6 million for the three months ended June 30, 2013, compared to $13.3 million for the three months ended June 30, 2012. As a percentage of revenue, gross margin for the three months ended June 30, 2013 is estimated to be in a range from 49.7% to 51.1%, compared to 48.2% for the three months ended June 30, 2012.  During the three months ended June 30, 2013, we reduced our reserve for inventory purchase commitments by approximately $200,000 as our proceeds from liquidating the underlying inventory and our ability to consume common components exceeded our original estimates.  As a result, our gross margin percentage is higher than it otherwise would have been. We expect our adjusted gross margin percentage to be in a range of 49.1% to 50.5%. The increase in adjusted gross margin percentage from 48.2% in the three months ended June 30, 2012 to between 49.1% and 50.5% in the three months ended June 30, 2013 was due to higher prices charged for controller appliances and associated software, higher sales of third-party products sold through our online distribution platform, lower component costs and lower fixed manufacturing overhead expenses as a percentage of revenue.

We estimate our operating income for the three months ended June 30, 2013 to be between $800,000 and $1.8 million compared to $369,000 for the three months ended June 30, 2012 and our adjusted operating income to be between $1.5 million and $2.5 million for the three months ended June 30, 2013 compared to $1.0 million for the three months ended June 30, 2012.  The increase in operating income is due to higher revenue and higher gross margin percentages offset by higher operating expenses.

Our cash balance at June 30, 2013 is expected to be $18.1 million compared to $14.6 million at March 31, 2013 and $18.7 million at December 31, 2012. The $600,000 decrease in cash for the first half of 2013 was due to $2.1 million in purchases of property and equipment, which was offset by $700,000 in cash generated from operations and $800,000 in net proceeds from notes payable and common stock option exercises.